August 12, 2005

Mr. David Fox
Chief Executive Officer
Deja Foods, Inc.
16501 Ventura Boulevard, Suite 608
Encino, CA  91436

**RE:    Deja Foods, Inc.**

**File No.  333-124016**
**Registration Statement on Form SB-2**
**Amendment 1 Filed July 7, 2005**

Dear Mr. Fox:

We have reviewed your amended filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Please note, accounting comments with respect to Amendment 1 have not been included in this letter but will follow at the earliest practicable date.

General

1.  We note that "Investor Kits" for the company are offered on the Website for "CCG Investor Relations."  Please provide the staff with a copy of such "Investor Kit" and advise whether

the "Investor Kit" supplied vary according to the specific "investment interest" selected on the website. We may have further comment.

2. It does not appear that CCG Investor Relations is registered as a broker-dealer. Please advise as to the exemption from registration relied upon by CCG Investor Relations when distributing the "Investor Kits." We may have further comment.

Risk Factors, page 3

3. We reissue comment three from our letter of May 16, 2005. We note your additional disclosure but do not see how restating the proposition that you buy in bulk identifies any risks specific to the company or investors in the offering. Please revise the first risk factor to clarify how the stated risks are specific to Deja Foods and/or investors.

Liquidity and Capital Resources, page 9

4. We reissue comment 16 from our letter of May 16, 2005. With respect to the company's attempts to increase revenues and reduce the costs of funds in 2005, identify the "lenders" with whom the company is negotiating, disclose whether such lenders are affiliates of the company or an officer, director or 10% shareholder of the company, and discuss the basis by which the company believes that it will be able to reduce its costs of funds. We note your added disclosure but it does not appear that you have included the names of the lenders with whom the company is negotiating or the basis by which the company believes that it will be able to reduce its costs of funds. We may have further comment.

5. We reissue comment 17 from our letter of May 16, 2005. We note the statement that Deja Foods has agreed "to pay the Fund the greater of 12% per annum on all funds raised and held by the Fund or 25% of the gross profit we receive annually from the purchase and resale of food products using funds provided by the Fund." Please discuss the potential that such a payment structure may motivate the Fund to raise funds for the company irregardless of the company's needs and thus create conflicts between the company and the Fund with respect to this financing arrangement. We note your response that you do not see any motivation for the Fund to raise funds in excess of the Company's need for capital because "the excess funds merely earn interest at the fixed return rate of 12%, which is typical of a traditional bank loan."

We do not see how your response addresses our previously issued comment. Not only does the amount of interest earned by the Fund appear to be solely within the control of the Fund, thus creating an apparent conflict of interest but, for the same reason, the interest earned by the Fund appears to be more akin to that of a deposit account as opposed to a "traditional bank loan" since it is the Fund that determines how much to raise (and thus subject to 12% pay-out by the Company).  Please revise your disclosure accordingly.

6.  We partially reissue comment 18 from our letter of May 16, 2005.  Please disclose the financial institution from which the line of credit available to Deja Foods was obtained.  Additionally, please disclose the current amount outstanding pursuant to such line of credit.

7.  Please disclose the current status of negotiations to obtain new lines of credit and to increase total amount available to the company to $5 million.

8.  We reissue comment 21 from our letter of May 16, 2005.  Please clarify your use of the term "corporate infrastructure additions" within your prospectus.

Business, page 19

9.  We reissue comment 26 from our letter of May 16, 2005.  We note the statements that Deja Foods:

   - "make[s]…'opportunity purchases' from a number of multinational food manufacturers, including Con Agra, Del Monte, National Frozen Foods and Cool Brands";

   - "arrange[s] for 'continuity' purchases of food products on a regular and ongoing basis from specific manufacturers which [Deja]…sell[s] to [its]…retail and institutional customers";

   - "obtain[s] regularly from domestic and overseas manufacturers…[food products] manufactured for us under our own "Deja Foods™" label";  and

   - "sell[s]…imported food products directly to U.S. food distributors through an office…[Deja Foods] maintain[s] in New York City."

   Please disclose the material terms of all agreements and understandings with all manufacturers, suppliers, and customers.  Additionally, please file dated and executed copies of all agreements with such companies as exhibits to your next amendment.

We note your response that you "do not sign agreements in connection with [y]our food purchases…and "accordingly…are not able to file dated and executed copies of agreements with respect to food purchases computational methodology."  Please reconcile that response with the one provided for comment 20 from our May 16, 2005 letter, wherein you provide a copy of the agreement with West Liberty Foods.  Additionally, please advise as to your use of the term " food purchases computational methodology" in your response letter.

We note that your response letter appears to address written agreements only with respect to manufacturers or suppliers.  Please file dated and executed copies of all agreements with customers as exhibits to your next amendment.

Additionally, if you do not have any written agreements with any other manufacturers or suppliers, affirmatively disclose such fact at every discussion within your prospectus of a manufacturer or supplier to the Company and include a risk factor to such effect.

Finally, please provide the staff with copies of the emails or "simple invoices" used to arrange and confirm food purchases with Con Agra, Del Monte, National Frozen Foods, Cool Brands, and the domestic and overseas manufacturers that supply food products for the Company under the "Deja Foods™ label" and provide the staff with a listing of the Company's top five "institutional" and top five "retail" customers by gross revenue, along with the amounts of such revenue.  We may have further comment.

10. We reissue comment 28 from our letter of May 16, 2005.  Please disclose the terms under which the company rents warehouse space, including but not limited to the cost(s), insurance on the inventory, what alternatives the company has arranged for in the event that space is not available at such facilities, etc.

11. We reissue comment 29 from our letter of May 16, 2005.  We note that some, but not all, references to M&L Wholesale Foods, Inc. have been changed to M&L Wholesale Foods, LLC.  Please clarify your prospectus and financial statements to indicate whether M&L Wholesale Foods, Inc. exists.

12. Also in connection with comment 29 from our letter of May 16, 2005, we note that the letter of intent dated February 15, 2005 and filed as exhibit 10.5 provides that a definitive agreement was to have been prepared and executed within 30 days of the LOI and that closing was to occur on or before June 30, 2005.  Please file a final and executed copy of such agreement with your next amendment.

13. In connection with the preceding comment, please update your disclosure to reflect the current status of the transaction to acquire M&L Wholesale Foods, LLC and the source of funds that will be used to consummate the transaction. If the transaction appears to be definite, please provide the financial statements of the entity to be acquired. If no definitive agreement exists, please disclose the current respective obligations of each party to the LOI in light of the above-referenced LOI terms (i.e., preparation of a definitive agreement and closing on or prior to June 30, 2005). We may have further comment.

14. We note your response to comment 30 from our letter of May 16, 2005, wherein you state that the Company is not subject to any material regulations concerning its import of food product. Please include disclosure of such view in your prospectus. Additionally, please provide disclosure of all material regulations, whether federal state, local or foreign, to which the company and its operations are subject, or affirmatively state that there are none.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian Bhandari at (202) 551-3390 you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399.

Sincerely,

John Reynolds, Assistant Director
Office of Emerging Growth Companies

cc: Gary A Agron
Fax: (303) 770-7257